

October 25, 2011

Via E-Mail

Ms. Terri A. Pizzuto
Chief Financial Officer
Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, Illinois 60515

> **Re: Hub Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 000-27754**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 4, 2011**
> **File No. 000-27754**

Dear Ms. Pizzuto:

We have reviewed your and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis

Critical Accounting Policies

Valuation of Goodwill and Other Indefinite-Lived Intangibles, page 21
1. We note that goodwill represents approximately 35% of total assets and you now have two distinct business segments as a result of the Mode acquisition in April 2011. To afford a reader with additional information and ease of analysis of this material asset, we suggest

some enhancement to your critical accounting policy disclosure. Specifically, we encourage you to provide a table that provides additional information on each of your business segments reporting units carrying value ('CV") and fair value ('FV") information. With respect to your reporting units they can be labeled as A, B, C, etc.   For an example of the expanded disclosure (as well as any other information you consider necessary and applicable), please see the table below:

Segment	Reporting Unit	Goodwill Historical CV	FV in Excess of CV
Hub	Unit A	$ xxx	xx %
Hub	Unit B	xxx	xx %
	Subtotal --	$ xxx	xx %
Mode	Unit A	$ xxx	xx %
Mode	Unit B	xxx	xx %
	Subtotal --	$ xxx	xx %
	Total --	$ xxx	xx %

Form 10-Q for the Quarterly Period Ended June 30, 2011

Consolidated Balance Sheets, page 3

2. We note your trade accounts receivable has increased significantly from $185,879 as December 31, 2011 to $348,314 at June 30, 2011. Please tell us why you have experienced such a large increase, and whether and how you have changed your evaluation method for determining the amount of allowance for doubtful accounts to record.   In addition, please expand your MD&A to discuss the reasons for this significant increase as well as the impact this balance sheet condition had on liquidity and operating cash flows.   Please refer to the guidance in Instruction 5 to paragraph 303(a) in Item 303 of Regulation S-K and Section 501 of the Codification of Financial Reporting Releases.

Note 8 – Acquisitions, page 8

3. We are unclear as to the materiality threshold for both the asset and income test with respect to your acquisition of Exel Transportation Services (renamed "Mode").   In this regard, from your business segment note (9), it appears that Mode's operating activities is a very significant part of your ongoing business.   In addition, it appears the total Mode assets acquired (including the cash acquired that is not reflected in the purchase price allocation table) as detailed in the acquisition note was significant. Therefore, please provide us your detailed calculations of significance under Rule 3-05 of Regulation S-X for this acquisition.

4. We note from your tabular disclosure on page 9 that you have assigned a useful life of 20 years to the agency and customer relationships acquired in the Exel transaction, and that this is a longer useful life of 15 years assigned to other customer relationships owned, as detailed

on page 38 of your Form 10-K for the year ended December 31, 2010. Please tell us why you believe the useful life assigned to the Exel customer lists is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Joseph Foti at 202-551-3818 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief